   UNITED
  STATES

   OMB APPROVAL

   SECURITIES
  AND EXCHANGE COMMISSION

   OMB Number: 3235-0058

   Expires: April 30, 2009

   Washington,
  D.C. 20549

   Estimated average burden

   hours per response . . .
  2.50

   FORM
  12b-25

   SEC FILE NUMBER
  000-15109

   CUSIP NUMBER

   NOTIFICATION
  OF LATE FILING

   224908 30 1

   (Check one):

   ☒ Form 10-K

   ☐ Form 20-F

   ☐ Form 11-K

   ☐ Form 10-Q

   ☐ Form 10-D

   ☐ Form N-SAR

   ☐ Form N-CSR

   For Period Ended:

   December 31st, 2007

   ☐ Transition Report on Form
  10-K

   ☐ Transition Report on Form
  20-F

   ☐ Transition Report on Form
  11-K

   ☐ Transition Report on Form
  10-Q

   ☐ Transition Report on Form
  N-SAR

   For the Transition Period Ended:

   Read Instructions (on back page) Before Preparing Form. Please Print or Type.
   Nothing
  in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the
  filing checked above, identify the Item(s) to which the notification relates:

   N/A

   PART I — REGISTRANT INFORMATION

   Cala Corporation.

   Full Name of Registrant

   N/A

   Former Name if Applicable

   12 Main Street

   Address of Principal Executive Office (Street and Number)

   Titusville, FL  32780

   City, State and Zip Code

PART II — RULES
12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a)

   The reason described in reasonable detail in
  Part III of this form could not be eliminated without unreasonable effort or expense

   ☒

    (b)

The subject annual report, semi-annual report,
  transition report on Form 10-K, Form 20-F, Form 11-K,
  Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or
  the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    (c)

   The accountant’s statement or other exhibit required
  by Rule 12b-25(c) has been attached if applicable.

PART III —
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cala Corporation (the “Company”) hereby requests an extension of time to file its Annual Report on Form 10-K for the
fiscal year ended December 31, 2007 (the “2007 10-K”).   The Company dedicated significant resources towards the preparation of the “ 2007 10K” with Trinetics Group Merger included, but since the merger with Trinetics Group was cancelled, this delayed
“ 2007 10K”.  The company continues to dedicate significant resources to the preparation of the “ 2007 10K” and the related financial statements.

   SEC 1344 (03-05)

   Persons who are to respond to the collection of
  information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE OF CONTENTS

(Attach extra Sheets if Needed)

PART IV — OTHER
INFORMATION

   (1)

   Name and telephone number of person to contact in
  regard to this notification

   Joseph Cala

   (713)

   302-8689

   (Name)

   (Area Code)

   (Telephone
  Number)

   (2)

Have all other periodic reports required under
  Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of
  the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

   ☒ Yes    ☐ No

   (3)

Is it anticipated that any significant change in
  results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     ☐ Yes    ☒ No

   If so, attach an explanation of the anticipated
  change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   Cala Corporation

(Name of Registrant as
Specified in Charter)

has caused this notification to be signed on its
behalf by the undersigned hereunto duly authorized.

   Date

   April 1st, 2008

   By

   /s/ Joseph Cala

   Joseph Cala

   Executive Vice President, Chief Financial
  Officer and Treasurer

INSTRUCTION: The form may be signed by an executive
officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

   ATTENTION

   Intentional
  misstatements or omissions of fact constitute Federal Criminal Violations
  (See 18 U.S.C. 1001).